January 14, 2026

Mark Wendland
Chief Executive Officer
Tharimmune, Inc.
34 Shrewsbury Avenue, Suite 1C
Red Bank, NJ 07701

       Re: Tharimmune, Inc.
           Registration Statement on Form S-3
           Filed January 9, 2026
           File No. 333-292648
Dear Mark Wendland:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Yuta Delarck